UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Lantronix, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

516548203
(CUSIP Number)

Mordechai Pluchenik C/O Orange River Management LP 3 Columbus Circle Suite 1510 New York, New York 10019 212-204-3430
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516548203	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Orange River Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
1,940,735

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,940,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,940,735

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON* (see instructions)
PN

CUSIP No. 516548203	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Orange River Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
1,940,735

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,940,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,940,735

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON* (see instructions)
OO, HC

CUSIP No. 516548203	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Orange River Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
1,940,735

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,940,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,940,735

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON* (see instructions)
PN, IA

CUSIP No. 516548203	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Orange River Partners Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
1,940,735

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,940,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,940,735

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON* (see instructions)
OO, HC

CUSIP No. 516548203	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mordechai Pluchenik

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
1,940,735

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,940,735

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,940,735

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

CUSIP No. 516548203	13D	Page 7 of 9 Pages

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.0001 par value per share, of Lantronix, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 48 Discovery, Suite 250 Irvine, California 92618

Item 2. Identity and Background.

(a)	This statement is filed on behalf of (i) Orange River Partners LP, a Delaware Limited Partnership ("ORP"), (ii) Orange River Partners GP LLC, a Delaware Limited Liability Company ("ORP GP"), (iii) Orange River Management L.P., a Delaware Limited Partnership ("ORM"), (iv) Orange River Management GP LLC, a Delaware Limited Liability Company ("ORM GP"), and (v) Mordechai Pluchenik, an individual ("Mr. Pluchenik"), altogether making up a group.

(b)	The principal business address of ORP is 3 Columbus Circle, Suite 1510, New York, New York 10019. The principal business address of the other group members is C/O Orange River Management, 3 Columbus Circle, Suite 1510 New York, NY 10019.

(c)	The principal business of ORP is to invest for accounts under its management. The principal business of ORP GP is to serve as the General Partner of ORP. The principal business of ORM is to serve as the management company of ORP. The principal business of ORM GP is to serve as the general partner of ORM. The principal business of Mr. Pluchenik is to conduct research and manage all group members.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	ORP is a limited partnership organized in Delaware. All entity group members are organized in the United States. All individual members are United States Citizens.

Item 3. Source and Amount of Funds or Other Consideration.
The 1,940,735 Shares reported herein by ORP were acquired by ORP at an aggregate purchase price of approximately $9.3 million. Such Shares were acquired with investment funds in accounts managed by ORM through ORP. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares because they believe the Shares are materially undervalued and represent an attractive investment opportunity. The Reporting Persons intend to have discussions with the Issuer's board of directors (the "Board") and management regarding new CEO candidates, board composition and maximizing value for shareholders.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

CUSIP No. 516548203	13D	Page 8 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate percentage of Shares reported to be beneficially owned by the reporting persons is based upon 36,619,483 shares outstanding as of May 5, 2023, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 as filed with the Securities and Exchange Commission on May 25, 2023.

As of the close of business on the date hereof, ORP may be deemed to beneficially own 1,940,735 Shares, representing approximately 5.3% of the Shares outstanding.

The related persons were deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 1,940,735 Shares, representing approximately 5.3% of the outstanding Shares.

(b)	ORP has sole voting and dispositive power over the 1,940,735 Shares, which voting power is exercised by the management company, ORM. Mr. Pluchenik has sole voting and dispositive power as a member of ORM.

(c)	Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit B hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein or in the prior Schedule 13G filed by the Reporting Persons in respect of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated June 6, 2023, between Orange River Partners LP, Orange River Partners GP LLC, Orange River Management L.P., Orange River Management GP LLC, and Mordechai Pluchenik.

Exhibit B: Schedule of Transactions in Shares

CUSIP No. 516548203	13D	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2023
(Date)
Orange River Partners LP By Orange River Partners GP LLC Its General Partner	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member
Orange River Partners GP LLC	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member

Orange River Management L.P. By Orange River Management GP LLC Its General Partner	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member
Orange River Management GP LLC	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member

Mordechai Pluchenik	/s/ Mordechai Pluchenik Signature

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated June 6, 2023, relating to the Common Stock, $0.0001 par value of Lantronix, Inc. shall be filed on behalf of the undersigned.

June 6, 2023
(Date)
Orange River Partners LP By Orange River Partners GP LLC Its General Partner	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member
Orange River Partners GP LLC	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member

Orange River Management L.P. By Orange River Management GP LLC Its General Partner	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member
Orange River Management GP LLC	/s/ Mordechai Pluchenik Signature Mordechai Pluchenik Managing Member

Mordechai Pluchenik	/s/ Mordechai Pluchenik Signature

EXHIBIT B

SCHEDULE OF TRANSACTIONS IN SHARES

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share includes commissions. The Price Per Share ($) is a weighted average price.

Trade Date	Shares Purchased (sold)	Price Per Share ($)
5/30/2023	(21,585)	5.1101
5/19/2023	(2,300)	4.9122
5/16/2023	(20,785)	4.8206
4/28/2023	14,829	3.6953
4/27/2023	25,000	3.5826
4/25/2023	20,000	3.659
4/24/2023	10,000	3.8673
4/21/2023	15,000	3.9368
4/20/2023	10,266	3.9797